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                                                                     EXHIBIT 4.8

PERSONAL

Peter Loescher
President
Amersham Health

20 February 2003

Dear Peter

I am pleased to confirm that the Remuneration Committee has approved an increase in your salary to L463,500 per annum with effect from 1 April 2003.

I am also pleased to confirm your award of share options today with a nominal value of approximately L900,000. The performance conditions will be similar to those adopted last year.

With best wishes.

Yours sincerely

SIR WILLIAM CASTELL
CHIEF EXECUTIVE